Christopher Bruno

Chief Executive Officer & President

RSE Markets, Inc., the ultimate parent of
RSE Collection, LLC

T 413-822-9740

chris@rallyrd.com

446 Broadway, 2nd Floor

New York, NY 10013

347-952-8058

May 16, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: RSE Collection, LLC

Post Qualification Amendment No. 28 to Form 1-A

Filed April 14, 2023

File No. 024-11584

Ladies and Gentlemen:

This letter is being submitted by RSE Collection, LLC (the “Company”) in response to the comment letter dated May 11, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Post-Qualification Amendment No. 28 to its Offering Statement on Form 1-A (CIK No. 0001688804; File No. 024-11584) publicly filed with the Commission on April 14, 2023 (the “Offering Statement”).  This letter contains the Company’s responses to the Comment Letter.  The Company has amended the Offering Statement and is filing Post-Qualification Amendment No. 29 to the Offering Statement (“PQA No. 29”) together with this response letter.

For your convenience, each comment is repeated below in bold, followed by the Company’s response.  Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Offering Statement.

Post Qualification Amendment No. 28 to Form 1-A filed April 14, 2023

There is currently no active trading market..., page 12

1.You disclose that you may elect for certain Series Interests not to trade in secondary transactions, and that you are not allowing certain series to trade on the PPEX ATS. Please tell us the reason for restricting secondary trading in particular interests.

1

Securities and Exchange Commission

May 16, 2023

Please also clarify whether the restriction relates only to trades on the PPEX ATS or whether it extends to any secondary transaction, including private sales or transfers. Please also clarify on your website that secondary transactions are restricted for certain interests, as the website, including the FAQ, suggests that secondary trading is available for all interests.

Response:  The Company will restrict trading only with respect to trading on the PPEX ATS.  Neither the Company nor its affiliates prohibit Investors from conducting secondary trades through other means, although the PPEX ATS is the only technology platform with which the Company has partnered to establish a venue for secondary trading of Series Interests.  The Company has revised the risk factor on page 12 of PQA No. 29 to reflect that this restriction applies only to trades on the PPEX ATS, and the Company will add clarifying language to the rallyrd.com website indicating that secondary trading on the PPEX ATS is restricted for certain Series of Interests.

In determining whether to restrict secondary trading with respect to Interests of particular Series, the Company considers how developed the market for an Underlying Asset is.  For Underlying Assets that are exceptionally unique such that there is no developed market for the Underlying Asset, the Company may determine that secondary trading in Interests relating to the Underlying Asset is unlikely to generate value for Investors and therefore elect not to allow Interests in the related Series to trade on the PPEX ATS.  To avoid all doubt, the PPEX ATS is neither owned nor operated by the Company or its affiliates.

The PPEX ATS is the only venue..., page 18

2.You disclose that the PPEX ATS is the only venue for secondary trading. Please clarify whether investors are required to use the PPEX ATS for all secondary trading, and are not permitted to conduct resales outside of PPEX.

Response:  Investors are not required to use the PPEX ATS for all secondary trading, and secondary trading or resales outside of the PPEX ATS are not prohibited.  However, the PPEX ATS is the sole alternative trading system with which the Company and its affiliates have partnered in order to establish a venue for secondary trading accessible using technology supplied by the Rally Platform.  The Company has revised risk factors on pages 12 and 18 of PQA No. 29 to reflect that secondary trading may occur outside of the PPEX ATS.

Plan of Distribution and Subscription Procedure, page 42

3.You disclose that you may offer directly to certain Investors a significant portion of the interest in any given series without the aid of the platform and prior to the platform-based offering. You also state that within two calendar days of the qualification date of an offering, you may sell some of the interests on a limited basis. Please tell us whether you can sell all of the interests in a series outside of the platform or on a limited basis, or whether you reserve any of the interests for sale on the platform.

Securities and Exchange Commission

May 16, 2023

Response:  The Company confirms that, within two calendar days of qualification and in compliance with Rule 251(d)(3)(i)(F) of Regulation A, every Offering of Series Interests is commenced and opened to a group of potential Investors capable of purchasing all of the qualified Series Interests and fully subscribing each Offering. In certain cases, the Company may initially allow a subset of Investors to purchase Interests in a qualified offering before subsequently allowing all other Investors on the Platform to purchase any remaining interests.  For clarity, any time a subset of Investors is allowed early access to purchase securities in a qualified Offering, the subset (generally thousands of Investors) alone always has the ability, if desired, to purchase all of the Interests and fully subscribe the open Offering.

Fees and Expenses, page 49

4.Please include a description of the Success Fee in this section.

Response:  The Company respectfully acknowledges the Staff’s comment and notes that a description of the Success Fee has been added to page 50 of PQA No. 29.

5.You disclose that for all previously closed offerings the Manager will retroactively pay the custodian the custody fee upon transfer of interests related to such offerings into the brokerage accounts. Please clarify whether the custody fee is being funded by the manager or if it is being funded by the particular series.

Response:  The Custody Fee payable to the Custodian in connection with each Closing is paid by the respective Series, not the Manager.  However, before the Company originally engaged the Custodian to provide custody services, Interests were held on the books of the Company rather than in a brokerage account maintained by a custodian.  Once the Company engaged the Custodian, the Company established a process by which Investors, before they may use the Rally Platform to facilitate additional investment or secondary trading in Interests, are required to provide certain information and approvals necessary to (i) permit the Custodian to open a brokerage account for them and (ii) authorize the transfer of any previously issued Interests to the appropriate brokerage account maintained by the Custodian.  Upon the transfer of such previously issued Interests to the Custodian’s brokerage account, the Manager pays the Custody Fee associated with such interests.

Any Interests purchased in Offerings launched or closed after March 2, 2018 (encompassing all of the Interests qualified pursuant to the Offering Statement having SEC File No. 024-11584, as amended) have been and continue to be held in the Custodian’s brokerage account for each respective Investor immediately upon the issuance of such Interests.  Accordingly, each Series has paid the Custody Fee associated with its Offering.  The Company notes that clarifying language regarding payment of the Custody Fee has been added in PQA No. 29.

General

6.We note that the initial closing of each series will occur at the earlier of (i) the date subscriptions for the maximum offering amount for a series have been accepted or

Securities and Exchange Commission

May 16, 2023

(ii) a date determined by the Manager in its sole discretion. On page 47 you disclose that the Manager and the BOR will review the subscription documentation completed and signed by an investor and that you reserve the right to reject any subscriptions, in whole or in part, for any or no reason. Additionally, it appears you reserve the right to withdraw any offering of a series at any time prior to closing. As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason and may terminate the offering even after the minimum offering threshold has been met, please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Manager will accept or reject each subscription application within fifteen (15) days of receiving such application, during which time the Manager will retain sole discretion to reject an application for any reason. The Manager accepts or rejects subscription applications on a first-come, first served basis, as indicated on page 52 of PQA No. 29.

In addition, the Company has revised the form of Subscription Agreement to reflect that subscriptions will be accepted or rejected within fifteen days within receipt and in the order received.  Though the Manager retains discretion to reject a subscription for any reason or no reason within fifteen days of receipt, the Manager anticipates rejecting subscriptions only if (i) they are received after the Manager has already received and accepted subscription agreements for the maximum offering amount, (ii) the person submitting such subscription application is determined by the Manager not to be a “qualified purchaser” for purposes of Tier 2 of Regulation A, (iii) the sale of Interests to such person would occur in a jurisdiction in which the BOR is not registered as a broker-dealer, or (iv) a customary “Know Your Customer” or Anti-Money Laundering review identifies a reason why the would-be subscriber would not be a suitable purchaser of Interests.  The Manager anticipates that a subscription would be reduced only if the simultaneous submission of multiple subscription applications resulted in the oversubscription of the Offering in question.

Additionally, the Company advises the Staff that it will commit to close any Offering for which subscriptions meeting the Total Minimum are accepted.  That is, the Company will not retain discretion to terminate an Offering after meeting the Total Minimum.  The Company will effect an initial Closing with respect to all such Offerings within the Offering Period, as defined in the Amended Offering Statement.  PQA No. 29 contains revised language reflecting this procedure.

7.We note that your website indicates that your advisory board, senior staff and investors "bring experience from some of the world’s leading companies and institutions, including Facebook, Barclays, Robinhood, New York University, Mecum Auctions, StockTwits, Boston Consulting Group, Algar Ferrari, and Gartner Research." However, your disclosure on page 77 indicates that you do not have any employees, and the biographies for members of your advisory board do not indicate that the advisors have experience at the companies listed. Please advise.

Securities and Exchange Commission

May 16, 2023

Response:  The Company advises the Staff that the rallyrd.com website includes information relating not only to the Company but also to its affiliates, including RSE Markets, Inc. and Rally Holdings LLC.  Though the Company itself has no employees, the employees of these affiliates are responsible for the Company’s day-to-day operations.  The companies listed in the quotation from the rallyrd.com website and included in the Staff’s Comment No. 7 comprise a partial listing of the companies where members of its issuers’ advisory boards, senior employees within the Rally enterprise, or investors in RSE Markets, Inc. (or such investors’ employees) have worked or currently work.  In light of the Staff’s comment, however, the Company will remove this language from the rallyrd.com website.

8.Please reconcile the disclosure on your website which suggests that Rally is a platform for secondary trading with disclosure in the 1-A stating that secondary trading occurs through the PPEX ATS. We note extensive descriptions on the website of Live Trading on Rally, that Rally's platform allows buyers and sellers to place BIDs and ASKs on assets, and references to Rally Market Hours. However, your disclosure says that no secondary trading will occur on the platform, and indicates that frequency and duration of the periods of time during which PPEX will match offers to buy and sell will be determined by NCPS.

Response:  The Rally Platform is the user interface by which Investors can access the PPEX ATS, which is owned and operated by NCPS.  Using the Rally Platform, investors can communicate BIDs and ASKs to the PPEX ATS at any time, but BIDs and ASKs will be matched only during the market hours of the PPEX ATS (referred to on the website as “Rally Market Hours”).  Such market hours, which establish the frequency and duration of the periods of time during which offers to buy and sell may be matched on the PPEX ATS, are determined by NCPS, and all matching of orders, if any, happens in accordance with NCPS’s rules and procedures.  The Company advises the Staff that it will update the language on the rallyrd.com website to clarify the limited role of the Rally Platform as a user interface for the purposes of accessing the PPEX ATS, including changing references from “Rally Market Hours” to simply “Market Hours,” among other clarifying changes.

9.You disclose that all investors who previously purchased interests will be required to opt-in to allow the custodian to create a brokerage account and transfer previously issued interests into such brokerage accounts. However, your disclosure elsewhere says that shares will be transferred "upon consent" of the investor. Please clarify the method for transferring interests into these brokerage accounts. Please also indicate whether investors will be subject to additional fees as part of this transfer.

Response:  The Company’s response to Comment No. 5 above is incorporated herein by reference.  Additionally, the Company advises the Staff that, although Investors whose Interests are held on the books of the Company are not absolutely required to opt in to usage of the Custodian’s brokerage account created for the Investor, an Investor’s continued use of the Rally Platform is conditioned upon such Investor’s providing the information and approvals necessary for the transfer of the Interests to a brokerage account with the Custodian.  Any Custody Fee

Securities and Exchange Commission

May 16, 2023

payable to the Custodian in connection with the transfer of such Interests will be paid by the Manager, and Investors will not be subject to any additional fee.

If you have any questions or comments regarding this response, please call the undersigned at 413-822-9740.  Thank you very much for your attention to this matter.

Very truly yours,

/s/ Christopher Bruno

Christopher Bruno

Chief Executive Officer & President,
RSE Markets, Inc.

cc:Maximilian Niederste-Ostholt, RSE Collection, LLC

Timothy W. Gregg, Esq., Maynard Nexsen PC

Lori B. Metrock, Esq., Maynard Nexsen PC